Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 30 September 2017

The End of the First Quarter and Three (3) Months Period of Fiscal 2018

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 28 November 2017 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

This MD&A, and the Interim Financial Statements filed herewith, pertain to the quarter and three (3) months ended 30 September 2017, a period of time hereinafter referred to as "This Quarter".

This Quarter corresponds to the Company's "First Quarter" and also marks the completion of the initial three (3) months period of the Company's fiscal year ("Fiscal 2018") which shall end on 30 June 2018.

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Indonesian Foreign Direct Investment License Received

In a news release dated 21 September 2017 the Company announced that it has received a foreign direct investment license from BKPM, the Indonesian agency responsible for coordinating international investments. The license permits the Company to incorporate PT Continental Hilir Indonesia ("PT-CHI"), a new, foreign owned, limited liability subsidiary company, in Indonesia. PT-CHI will be charged with the task of creating new business opportunities for the Company within the "downstream" ("hilir" in Indonesian) oil and gas sector. Through PT-CHI, the Company shall offer management consulting services and joint venture opportunities to local Indonesian crude oil producers, regional investors, and the energy infrastructure development enterprises of regency or provincial level governments. Any one of whom may be a strategic partner, investor, or stakeholder in the Company's future downstream projects.

2017 AGM Held

The Company held its annual general meeting for Fiscal 2017 on 8 September 2017. The shareholders reviewed and accepted the auditor's report on the Company's annual consolidated financial statements for the Company's Fiscal 2017 year ended 30 June 2017. The shareholders voted and approved resolutions that: 1) Fixed the number of directors at four (4) for the ensuing Fiscal 2018 year, 2) Re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2018, and 3) Re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2018 at remuneration to be fixed by the directors.

Reduction of Debt and Acquisition of JV Subsidiary

In a news release dated 7 September 2017 the Company announced that it has closed a deal with eight subscribers and shareholders (the "Subscribers") of Continental Hilir Indonesia Pte. Ltd. ("CHI") a privately held Singapore company. CHI is the Company's joint venture partner under a Joint Development Agreement dated 4 January 2017 (the "JDA") regarding the development of small scale crude oil refinery projects in Indonesia. The mostly Dubai based Subscribers have invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI, to enable it to meet its obligations to the Company under the JDA. Of this amount CHI has made non-interest bearing reimbursable advances directly to the benefit of the Company of $376,416. The remainder is held as cash or has been expended for CHI’s benefit. Upon closure of the deal the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 "Units" at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant" to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue.

No commissions or fees of any kind were paid with respect to this transaction. Three of the Subscribers are related parties and also directors of the Company. The other Subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers. With issue of the Units, the Company discharged $376,416 in debt and also took up the Subscribers' allocated shares of CHI such that the Company acquired ownership and control of CHI. The Company intends to repurpose CHI as its trading subsidiary to handle crude oil feedstock imports and refined products exports for the Company's planned small scale refineries in Indonesia.

Discharge of $ 517,500 Debt and Convertible Note

In a news release dated 31 August 2017 the Company announced it had discharged debt and retired an outstanding promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 "Units" of the Company's securities at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant' to purchase an additional common share at a fixed price of $0.10 per share for a term of one year.

Acquisition of New Indonesian Property Interest

In a news release dated 28 August 2017 the Company announced that it has entered into a preliminary private placement agreement with PT ALT GME Bungalun Kariorang (“AGBK”), a privately owned Indonesian company. AGBK owns and operates a 100% interest in a special Indonesian production sharing joint cooperation contract with state-owned PT Pertamina EP known as a "KSO". The KSO has a term of 20 years to May 2036 and provides exclusive rights to conduct oil and gas exploration, exploitation, and production operations within an onshore area of 390,000 acres located on the east coast of Borneo island, named the "BK Block". By taking up a new-issue private placement of AGBK's authorized share capital, the Company shall earn a 25% shareholding stake in AGBK, and shall also acquire exclusive rights from AGBK to off-take 100% of all future crude oil and natural gas produced by AGBK from the BK Block. Privately owned Indonesian company PT-ALT shall retain a 75% controlling interest stake in AGBK.

In accordance with the provisions of its KSO, AGBK paid a $1,000,000 signature bonus and committed to expend a firm commitment amount of $15,000,000 on geological, geophysical, and drilling work in the BK Block during the first 3 KSO contract years ending in May 2019. The Company will invest a total of $4,000,000 to fund its 25% share of the bonus and of the firm commitment, to earn both its stake in AGBK and its rights to offtake future BK Block petroleum production. AGBK shall use the entire investment proceeds exclusively for performing work within the BK Block in accordance with approved annual budgets as provided for in the KSO and firm commitment. The $4,000,000 investment shall be treated by AGBK as a non-interest bearing advance from a shareholder. The Company shall be entitled to full reimbursement of the investment directly from BK Block oil or gas production "cost recovery" proceeds in the manner provided for in the KSO.

Closing of the placement is subject to and conditional upon final terms, conditions, and provisions to be set forth in four separate "Definitive Agreements"; 1) a "Placement Agreement", 2) a "Long Term Crude Oil Supply Agreement", 3) a "Long Term Natural Gas Supply Agreement", and 4) a "Shareholders Agreement". Closing is also subject to the Company delivering the first $500,000 of the investment within 60 days of signature of Definitive Agreements, and also to AGBK acquiring the appropriate government permits to qualify the investment and the Company's 25% AGBK shares stake as a foreign direct investment and shareholding. The placement and the Definitive Agreements are being negotiated on an arms-length basis notwithstanding the fact that a non-executive director of the Company is also the sole Director and CEO of AGBK. The director has no beneficial shares ownership in AGBK or in PT-ALT, the controlling holder of 75% of AGBK's shares. No fees of any kind are being paid to the director or to any third party intermediaries with regard to this transaction.

The BK Block is located in the Kutai Timur Regency of East Kalimantan Province, Indonesia on the northwest flank of the Kutai Basin, the prolific oil and gas producing geological region surrounding the Mahakam Delta. Notable oil producing companies in the Kutai include Chevron, Total, Vico (formerly HuffCo), and Pertamina. The BK Block does not currently produce oil on a commercial basis, but the Block includes over 100 oil wells drilled on oil fields that were producing over 2,000 BOPD oil before World War II. Most of the wells were sabotaged or destroyed during the war and commercial production was never restored. A few of the old wellbores that survived are still capable of flowing oil at the surface which is now collected and used by local residents. In addition to exploration and exploitation drilling rights, the KSO gives AGBK the rights to redevelop and restore these old fields to production.

AGM Held

The Company held an annual general meeting on 4 August 2017. The shareholders reviewed and accepted the auditor's report on the Company's annual consolidated financial statements for the Company's Fiscal 2015 year ended 30 June 2015 and Fiscal 2016 year ended 30 June 2016. The shareholders voted and approved resolutions that: 1) Fixed the number of directors at four (4) for the ensuing Fiscal 2017 year, 2) Re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2017, and 3) Re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2017 at remuneration to be fixed by the directors.

New Incentive Stock Option Plan Adopted

Additionally, at the annual general meeting held on 4 August 2017, the shareholders voted to approve and adopt a new incentive stock option plan to provide incentives to management and employees,

Articles of Association Revised and Restated

Additionally, at the annual general meeting held on 4 August 2017, the shareholders voted to approve and adopt a new and restated articles of association of the Company.

Registered and Records Office

On 4 July 2017, the Company announced that with effect from the close of business on 30 June 2017, the new mailing and delivery address of the Company’s registered and records office is 1055 West Georgia Street, Suite 1500, Vancouver, BC, V6E 4N7 Canada.

Cease Trade Order

On 4 November 2015, the British Columbia Securities Commission ("BCSC") issued a cease trade order to the Company for failure to file, by the regulatory deadline, audited annual financial statements and management’s discussion and analysis for the fiscal year ended 30 June 2015. The order prohibited trading of the Company’s securities in Canada until revoked. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 23 June 2017. The Company applied for a revocation order on 7 July 2017, and the BCSC revoked the cease trade order on 20 July 2017.

2. 1 Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

•	Exercises - A total of 2,000,000 outstanding share purchase warrants were exercised.
•	New Issues -	1. A new issue of 10,350,000 share purchase warrants was made.
2. A new issue of 14,000,000 share purchase warrants was made.
3. A new issue of 1,000,000 share purchase warrants was made.
•	Expiry - No unexercised share purchase warrants expired.
•	Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2. 2 Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - A new grant of 4,000,000 stock options was made.

  Expiry - No incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2. 3 Common Share Conversion Rights Activity During This Quarter

During This Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - A total of 5,000,000 common shares reserved for conversion were converted and exercised.

  New Issues - A total of 1,000,000 common shares were reserved for debt conversion as per Section-10.2.d.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

2. 4 New Shares Issues During This Quarter

During This Quarter, there were four new issues of common shares.

• New Issues -	1. A new issue of 10,350,000 common shares was made as part of a debt conversion.
2. A new issue of 14,000,000 common shares was made as part of a debt conversion.
3. A new issue of 2,000,000 common shares was made pursuant to a warrants exercise.
4. A new issue of 1,000,000 common shares was made as part of a private placement.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

150,365,381	common shares were issued and outstanding.
25,350,000	unexercised warrants were issued and outstanding.
4,000,000	unexercised stock options were issued and outstanding.
1,000,000	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Private Placement Closed

On 28 November 2017, a total of 6,000,000 "Units" were issued by the Company in accordance with a private placement at a price of $0.05 per Unit that raised a total of $300,000 working capital for the Company. Each one Unit consists of one common share and one warrant to purchase an additional common share at a fixed exercise price of $0.10 for a term of one year from issue. No brokers or finders fees were incurred. The placees are accredited investors based in Dubai and are not related parties to the Company.

In- Principal Approval of First Refinery

In a news release dated 3 November 2017 the Company announced that its Indonesian subsidiary PT Continental Hilir Indonesia ("CHI") has received the in-principal approval of the Governor of the Indonesian province of East Kalimantan for the construction and operation of a crude oil refinery to be built at KIPI Maloy located in the Kutai Timur Regency of East Kalimantan.

The approval includes the Company's plan for the Phase-1 construction of a simple refinery of 6,000 barrels of crude oil per day capacity; plus an associated 10MW electrical power generation facility utilizing heavy fuel oil produced by the refinery, and a tank farm for crude oil feedstock and refined product storage. The Phase-1 refinery will produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan region. During Phase-1, the Company has made arrangements with an internationally recognized oil trader to supply imported crude oil to the refinery, until such time as crude oil feedstock can be purchased under long term contracts from local oil producers within the East Kalimantan Province

The Company expects that the total investment for Phase-1 to be $50 Million and targets end of December 2018 for commissioning and delivering of first refined products. Pre-fabricated modular refinery units sourced from the USA, and erected on site, are expected to provide a fast track to realization of the project in accordance with the Indonesian "KLIK" national policy for facilitating capital investments that involve expedited construction schedules.

Phase-2 of the Company's plan will increase the capacity of the refinery to 24,000 barrels per day and add complex equipment to permit the production of automotive gasoline and jet fuel. Phase-2 is expected to increase the total project investment to $150 Million and produce first refined products by the end of 2020.

KIPI Maloy is a new international port and industrial park built within the Maloy Batuta Trans Kalimantan special economic zone (the "KEK-MBTK"). The KEK-MBTK is one of eight special economic zones established by the Indonesian federal government to provide comprehensive facilities to domestic and foreign investors. The KEK-MBTK was built by, and is directly administered by, the regional governments of East Kalimantan Province and of Kutai Timur Regency. Investors in the KEK-MBTK enjoy special licensing procedures and fiscal incentives, including beneficial import and export terms for international trade.

The Company intends to build, own, and operate the KIPI Maloy refinery through PT Kilang Kaltim Continental, a special purpose Indonesian corporation established for foreign direct investment. The Company is in discussion with several interested financial partners, project funding sources, and lenders located in Indonesia, Dubai, and the USA.

New Vice President Appointed

In a news release dated 18 October 2017 the Company announced that it has appointed Byron Tsokas to the position of Vice President of Business Development with the Company. Mr. Tsokas will head up the Company's Vancouver office and report directly to the CEO. He will be directly responsible for identifying and coordinating new business initiatives with strategic, financial, and technology partners and markets in North America in support of the Company's expanding business operations in Indonesia. He will also be charged with the task of expanding the Company's media outlets and handling communications with existing and potential stakeholders of the Company.

Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor’s degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 12 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

4. 1 Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - A total of 6,000,000 new share purchase warrants were issued as part of a private placement.

  Expiry - No outstanding and unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4. 2 Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - A total of 500,000 new incentive stock options were granted.

  Expiry - No unexercised incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4. 3 Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4. 4 New Shares Issues: Since This Quarter End and Up to the Report Date

  A total of 6,000,000 new common shares were issued pursuant to a private placement.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

156,365,381	common shares were issued and outstanding.
31,350,000	unexercised warrants were issued and outstanding.
4,500,000	unexercised stock options were issued and outstanding.
1,000,000	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)
Quarter-4 of Fiscal 2017	Nil	(153,772)	(153,772)	(153,772)	(0.00)
Quarter-3 of Fiscal 2017	Nil	(102,285)	(102,285)	(102,285)	(0.00)
Quarter-2 of Fiscal 2017	Nil	(92,091)	(92,091)	(92,091)	(0.00)
Quarter-1 of Fiscal 2017	Nil	(91,458)	(91,458)	(91,458)	(0.00)
Quarter-4 of Fiscal 2016	Nil	(121,367)	(121,367)	(121,367)	(0.00)
Quarter-3 of Fiscal 2016	Nil	(110,496)	(110,496)	(110,496)	(0.00)
Quarter-2 of Fiscal 2016	Nil	(137,892)	(137,892)	(137,892)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

  The significant increase in the loss incurred by the Company during Quarter-1 of Fiscal 2018 is due to the non-cash costs incurred for the acquisition of CHI and the settlement of convertible note, as described below.

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Quarters

This Quarter and the three (3) months period ended 30 September 2017 (the “Current Quarter”) and the
Last year's quarter and three month period ended 30 September 2016 (the “Comparative Quarter”).

a)	Overall, the Company incurred a net loss during the Current Quarter of $833,318 compared to a loss of $91,458 for the Comparative Quarter, an increase of $741,860.

b)	The Company incurred a loss per share of $0.01 in the Current Quarter and $0.00 for the Comparative Quarter.

c)

The increase in the loss incurred by the Company during the Current Quarter was primarily due to transaction costs of $534,425 relating to the acquisition of CHI and the loss on settlement of convertible note of $151,110. The Company issued 14,000,000 units to the shareholders of CHI in exchange for shares they held in CHI, and obtained majority control of CHI. Total fair value of the units issued amounted to $904,400, in return for the net liabilities of CHI worth $6,441 and the settlement of the previous cash advances received from CHI of $376,416, resulting in cost of acquisition of $534,425. The loss on settlement of convertible note pertained to the calculated fair value of the warrants included in the 10,350,000 units issued upon conversion of the note to the common shares of the Company.

d)	Interest expense during the Current Quarter was $8,506 compared to $11,819 during the Comparative Quarter primarily due to the Company’s convertible note, which was settled on 31 August 2017.

e)

The Company’s cash administrative costs were higher in the Current Quarter, $173,236 compared to those of the Comparative Quarter, $80,167; primarily as a result of higher office and investor relations costs, and professional fees to get all of the Company’s regulatory filings up-to-date. This increase was offset by lower management and consulting fees due to the suspension of salary by the CEO of the Company, as described in part 10.3 below.

f)

Share-based payments expense was $40,800 during the Current Quarter as compared to $nil in the Comparative Quarter. The increase was the result of 4,000,000 options with an exercise price of $0.15 granted to directors and officers of the Company.

g)

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company voluntarily forgave an amount of $75,000 due to him and attributable to accumulated unpaid salary due him from prior periods.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of This Quarter, the Company’s Interim Financial Statements reflected a decrease in the working capital deficiency of $900,584 from 30 June 2017, the end of the previous fiscal year. The working capital deficiency of $1,721,256 as at 30 June 2017 was decreased to $820,672 by the end of This Quarter.

During This Quarter, the Company spent $107,522 on its operations. It received $50,000 in private placements and $20,000 from exercise of warrants, and also received a further $74,426 from CHI in reimbursable cash advances. The Company also repaid loan from a director of $13,100, for net cash flows from financing activities of $131,326.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter.

PART - 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10 . 1 Related Party Balances

At the end of This Quarter, $698,804 (30 June 2017 - $789,099) was payable to the CEO and the CFO of the Company as salary, fees, or other compensation, including expense reimbursements. These amounts are included in accounts payable and accrued liabilities and are unsecured, non-interest bearing with no specific terms for repayment.

During the year ended 30 June 2017, the CEO of the Company loaned $26,000 (2016 - $61,500) to the Company for assistance with working capital. As at 30 September 2017, the total loan payable to him amounted to $87,500. This loan is interest free with no fixed repayment terms.

10 . 2 Transactions With Related Parties

a )

During the year ended 30 June 2016, the Company issued a promissory note in recognition of the receipt of a $10,000 loan from a non-executive director for assistance with working capital. As an incentive for the loan, the Company issued 2,000,000 common share purchase warrants to the lending director with an exercise price of $0.01 per share and expiry date of 31 December 2017. During the year ended 30 June 2017, the same director provided an additional loan of $3,100 to the Company. During This Quarter, the director offset and extinguished these two loans of $13,100 as part of an exercise of the common share purchase warrants for cash proceeds of $20,000.

b )

During This Quarter, the Company granted 4,000,000 incentive stock options to the directors of the Company, with an exercise price of $0.15 and term expiring on 31 August 2018. The fair value of these incentive stock options was determined to be $40,800, using Black Scholes Option Pricing model.

c)

During This Quarter the Company issued 3,000,000 "units" of its securities, each unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company. Each director received 1,000,000 units for value of $50,000 each. The units were issued to the directors as part of the acquisition transaction with the shareholders of Continental Hilir Indonesia Pte. Ltd. a Singapore company, as more fully described in the Company’s news release dated 7 September 2017.

d )

As at 30 September 2017, the Company’s CHI subsidiary has a receivable from, and a payable to, Continental Hilir MEA FTZ ("CHMEA"), a United Arab Emirates free zone company owned and controlled by a non-executive director. These amounts are consolidated and included $108,559 shown in prepaid expenses and deposits and $115,000 shown in accounts payable and accrued liabilities.

e )

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company forgave and extinguished an amount of $75,000 in accumulated unpaid salary balance due to the CEO with effect upon 30 September 2017. During This Quarter the Company reduced the related party balance due the CEO accordingly.

f )

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company agreed to convert and exchange an amount of $50,000 in accumulated unpaid salary balance due to the CEO at 30 September 2017 into common shares of the Company to be issued at a deemed value of $0.05 per share. During This Quarter the Company reduced the related party balance due the CEO accordingly, and reserved 1,000,000 common shares for a related party issue to the CEO.

g )

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company proposed and undertook to convert and exchange additional amounts of accumulated unpaid salary balance due to the CEO and directly attributable to unpaid salary accrued prior to 30 June 2017 into common shares of the Company under certain pre-agreed conditions. The CEO's proposal was accepted and agreed by the Board of Directors in a resolution dated subsequent to the end of This Quarter on 17 October 2017. The agreed terms of additional debt conversion events are as follows:

i.

The date and timing of any conversion event shall be determined and initiated by the CEO alone so as not to create a personal income tax issue; unless, and only then in an event determined at the Company's discretion, the Company simultaneously pays no less than 35% of the total value of the debt being converted in the form of cash.

ii.

Upon any conversion event initiated by the CEO at his discretion, the CEO undertakes to accept a conversion price of the common shares valued at the greater of $0.05 per share or the volume weighted average trading price for the 5 trading days prior to the conversion date less the maximum discount permitted by law or by the rules of the Canadian Securities Exchange, unless a higher conversion price is otherwise mutually agreed by the CEO and the Company at the time.

10 . 3 Compensation Of Key Management Personnel

During This Quarter and the three (3) months ended 30 September 2017, the Company paid or accrued salaries, fees, or other compensation to the CFO of the Company of $30,000 (2016 - $31,823).

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company voluntarily suspended and terminated payment and accrual of salary to the CEO commending retroactively to 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Accordingly, during This Quarter the Company did no pay or accrue salary for the CEO (2016 - $37,500).

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 . 1 Off-Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11 . 2 Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements.

11 . 3 Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 . 4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 . 5 Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2017.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities and the loan payable to its CEO. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

14 . 1 Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for This Quarter.

14 . 2 Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14 . 3 Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the This Quarter and up to the date of this filing are incorporated herein by this reference.

PART - 15 : FORWARD -LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage for the Company's upstream oil and gas projects; and to capital cost estimation, operating costs forecasts, and sales and revenue projections for the construction of the Company's downstream oil and gas projects.

15 . 1 Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15 . 2 Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of the Company's upstream or downstream oil and gas projects or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15 . 3 No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

30 SEPTEMBER 2017

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, consolidated, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

	Note	30 September	30 June
ASSETS		2017	2017
Current		$	$
Cash		48,962	25,158
Receivables		4,973	2,475
Prepaid expenses and deposits	4	125,455	25,741
		179,390	53,374
Non-current assets
Property, plant and equipment		639	731
		180,029	54,105

LIABILITIES
Current
Accounts payable and accrued liabilities	4 & 7	912,562	862,026
Loans from related parties	7	87,500	100,600
Advances from joint venture partner	4	-	301,990
Convertible debt	5	-	510,014
		1,000,062	1,774,630
DEFICIENCY
Share capital	6	17,600,172	16,201,630
Commitment to issue shares	7	50,000	-
Conversion rights reserve	5	-	92,966
Share-based payment and other reserve		10,305,921	9,927,687
Deficit		(28,776,126)	(27,942,808)
		(820,033)	(1,720,525)
		180,029	54,105

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three
		Months Ended	Months Ended
	Note	30 September 2017	30 September 2016
EXPENSES		$	$
Depreciation		92	182
Interest and bank charges	5	8,506	11,819
Management and consulting fees	7	37,564	74,282
Office and investor relations		76,156	4,734
Professional fees		37,161	-
Rent, maintenance and utilities		1,457	1,151
Share-based payments	6	40,800	-
Travel and accommodation		20,898	-
		(222,634)	(92,168)
Other income (expenses)
Interest and foreign exchange		(149)	710
Financing cost	5	(151,110)	-
Forgiveness of debt	7	75,000	-
Transaction cost	4	(534,425)	-
Net loss and comprehensive loss for the period		(833,318)	(91,458)
Loss Per Share – Basic and Diluted		(0.01)	(0.00)
Weighted Average Number of Shares		131,694,729	123,015,381

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)
STATEMENTS OF CASH FLOW

		For the Three	For the Three
		Months Ended	Months Ended
Cash Resources Provided By (Used In)	Note	30 September 2017	30 September 2016
Operating Activities		$	$
Loss for the period		(833,318)	(91,458)
Items not affecting cash
Depreciation		92	182
Interest on convertible debt	5	7,486	11,342
Forgiveness of debt	7	(75,000)	-
Financing cost	5	151,110
Share-based payment expense	6	40,800	-
Transaction cost	4	534,425	-
Changes in non-cash working capital
Receivables		(2,498)	11
Prepaid expenses and deposits		(99,714)	-
Accounts payable and accrued liabilities		169,095	72,825
		(107,522)	(7,098)
Financing Activities
Advances from joint venture partner		74,426	-
Proceeds from (repayment of) loans from related parties	7	(13,100)	6,000
Proceeds from exercise of warrants	6	20,000	-
Private placement	6	50,000	-
		131,326	6,000
Change in cash		23,804	(1,098)
Cash Position – Beginning of Period		25,158	1,290
Cash Position – End of Period		48,962	192

Supplemental cash flow information (Note 9)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

				Commitment to	Share-Based Payment	Conversion Rights
		Share Capital		issue shares	and Other Reserve	Reserve	Deficit	Total
		Number	Amount
			$	$	$	$	$	$
Balance on 30 June 2016		123,015,381	16,201,630	-	9,927,687	92,966	(27,503,202)	(1,280,919)
Loss for the period		-	-	-	-	-	(91,458)	(91,458)
Balance on 30 September 2016		123,015,381	16,201,630	-	9,927,687	92,966	(27,594,660)	(1,372,377)

Balance on 30 June 2017		123,015,381	16,201,630	-	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of Continental Hilir Indonesia Pte. Ltd.	4	14,000,000	700,000	-	204,400	-	-	904,400
Convertible debt settlement	5	10,350,000	517,500	-	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt	5	-	92,966	-	-	(92,966)	-	-
Exercise of warrants	6	2,000,000	20,000	-	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	-	(26,200)	-	-	-
Private placement – cash	6	1,000,000	41,876	-	8,124	-	-	50,000
Commitment to issue shares	7	-	-	50,000	-	-	-	50,000
Share-based payments	6	-	-	-	40,800	-	-	40,800
Loss for the period		-	-	-	-	-	(833,318)	(833,318)
Balance on 30 September 2017		150,365,381	17,600,172	50,000	10,305,921	-	(28,776,126)	(820,033)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties outside North America but has begun diversifying its business into a broader range upstream and downstream oil and gas activities. These include new small-scale, distributed oil refineries and gas-turbine power plant developments fully integrated with smaller and stranded oil and gas production in underserved local markets.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common shares in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited financial statements for the last fiscal year ended 30 June 2017, which were also prepared in accordance with the same methods of application and include all of the Company’s accounting policies and other required disclosures.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 27 November 2017.

These Interim Financial Statements are consolidated and include the accounts of the Company's Continental Hilir Indonesia Pte. Ltd. subsidiary since its acquisition on 31 August 2017 (Note 4).

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except where otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2017.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

4.	Acquisition

The Company entered into a Joint Development Agreement dated 4 January 2017 (the "JDA") with Continental Hilir Indonesia Pte. Ltd. (“CHI”), a privately held Singapore company, regarding the development of small scale crude oil refinery projects in Indonesia.

On 31 August 2017, the Company closed a deal with eight subscribers and shareholders (the “Subscribers”) of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. Of this amount, CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $376,416. Upon closure of the deal the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 Units (the “Units”) at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant" to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue. With issue of the units, the Company discharged $376,416 in debt and also acquired the Subscribers’ allocated shares of CHI such that the Company acquired majority ownership in CHI.

Three of the Subscribers are also directors of the Company. The other subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers.

Three subscribers to shares of CHI elected not to participate in the deal and instead retain rights to take up an allocated but unissued total of 115,000 common shares of CHI purchased for total investment into CHI for $115,000. These shares would represent a 14% stake in CHI if issued. CHI has made provisions to reimburse this amount $115,000 and this amount is included in accounts payable and accrued liabilities.

The allocation of the purchase price was as follows:

Fair value of 14,000,000 shares issued (Note 6)	$700,000
Fair value of 14,000,000 warrants issued (Note 6)	204,400
Total consideration	904,400
Net assets (liabilities) acquired from CHI
Prepayments and advances	108,559
Accounts payable and accrued liabilities	(115,000)
Net liabilities acquired	(6,441)

Excess consideration	910,841
Cash advances settled	(376,416)

Transaction cost	$534,425

CHI is an early stage entity and does not qualify as a business under IFRS. Given its lack of significant assets, the excess of consideration paid over the net liabilities of CHI and the amount previously advanced to Continental, was expensed through the Company’s statement of loss as transaction cost.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

5.	Convertible Debt

Total
$
Balance on 30 June 2016	465,014
Interest	45,000

Balance on 30 June 2017	510,014
Interest	7,486
Conversion	(517,500)

Balance on 30 September 2017	-

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share.

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the note holder of 10,350,000 units of the Company at $0.05 per unit. Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

The fair value of the warrants included in the units amounted to $151,110 and was determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.23%, expected life of warrants (years): 1.00. The Company recognized this fair value in its statement of loss as financing cost.

Upon conversion of the debt, the value of the conversion option of $92,966, previously recorded as a separate category within equity, was reclassified from conversion rights reserve to share capital.

6.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 units of the Company at $0.05 per unit (Note 5). Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

On 31 August 2017, the Company issued 14,000,000 Units at a value of $0.05 per unit in connection with the acquisition of CHI (Note 4). Each Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Units were recorded at their fair value, being $700,000 for common shares and $204,400 for the share purchase warrants. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 7 September 2017, 2,000,000 warrants with exercise price of $0.01 per share were exercised for gross proceeds of $20,000 (Note 7).

On 8 September 2017, pursuant to a private placement, the Company issued 1,000,000 units of the Company at $0.05 per unit. Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Company allocated $41,876 to common shares and $8,124 to the share purchase warrants based on management’s estimate of relative fair values.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

There were no common or preferred shares issued during the comparative three months ended 30 September 2016.

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A reconciliation of the Company’s stock options outstanding on 30 September 2017 is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2017	-	-
Issued	4,000,000	0.15

Outstanding on 30 September 2017	4,000,000	0.15

On 31 August 2017, a total of 4,000,000 stock options were granted to directors and officers of the Company, with an exercise price of $0.15 and a term expiring on 31 August 2018. The fair value of these stock options was determined to be $40,800, which was charged to the statement of loss and comprehensive loss as share-based payments expense during the three months ended 30 September 2017.

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

Three Months Ended
30 September 2017
Expected dividend yield	Nil
Expected stock price volatility	125%
Risk-free interest rate	1.23%
Expected life of options (years)	1.00

A summary of the Company’s options outstanding on 30 September 2017 is as follows, and in total have a weighted average remaining contractual life of 0.92 years:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
4,000,000	4,000,000	$0.15	31 August 2018

4,000,000	4,000,000

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

Warrants

A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2016	2,550,000	0.03
Expired	(550,000)	0.10
Outstanding on 30 June 2017	2,000,000	0.01
Issued	25,350,000	0.10
Exercised	(2,000,000)	0.01

Outstanding on 30 September 2017	25,350,000	0.10

A summary of the Company’s warrants outstanding on 30 September 2017 is as follows:

Number of Shares	Price Per Share	Expiry Date
14,000,000	$0.10	7 September 2018
1,000,000	$0.10	8 September 2018
10,350,000	$0.10	31 August 2018
25,350,000

7.	Related Party Transactions

As at 30 September 2017, $698,804 (30 June 2017 - $789,099) was payable to officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured, non-interest bearing with no specific terms for repayment.

During the three months ended 30 September 2017, the Company paid or accrued salary, fees, or other compensation to officers of the Company in the amount of $30,000 (2016 - $69,323). The Company’s CEO voluntarily suspended and terminated payment and accrual of salary commencing 1 July 2017 and continuing until such time as the Company’s financial condition permits a resumption of such cost.

During the three months ended 30 September 2017, the CEO of the Company forgave $75,000 in accrued and unpaid salary.

During the three months ended 30 September 2017, the Company’s CEO also agreed to convert $50,000 in accrued and unpaid salaries into 1,000,000 common shares of the Company. As at 30 September 2017, such shares had not yet been issued.

As at 30 September 2017, the Company has a loan payable to its CEO to $87,500. During the two fiscal years ended 30 June 2017, the CEO of the Company loaned a total of $87,500 to the Company for assistance with working capital. The Loan is interest free with no fixed repayment terms.

During the year ended 30 June 2016, the Company issued a promissory note in recognition of the receipt of a $10,000 loan from a non-executive director for assistance with working capital. As an incentive for the loan, the Company issued 2,000,000 common share purchase warrants to the lending director with an exercise price of $0.01 per share and expiry date of 31 December 2017. During the year ended 30 June 2017, the same director provided an additional loan of $3,100 to the Company. During the three months ended 30 September 2017, the director offset and extinguished these two loans of $13,100 as part of an exercise of the common share purchase warrants for cash proceeds of $20,000.

As at 30 September 2017, the Company's subsidiary, CHI (Note 4) has a receivable from, and a payable to, Continental Hilir MEA FTZ ("CHMEA"), a United Arab Emirates free zone company owned and controlled by a non-executive director. These amounts are consolidated and included $108,559 shown in prepaid expenses and deposits and $115,000 shown in accounts payable and accrued liabilities.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2017

During the three months ended 30 September 2017, the Company granted 4,000,000 incentive stock options to its directors, with an exercise price of $0.15 and term expiring on 31 August 2018. The fair value of these incentive stock options was determined to be $40,800, using Black Scholes Option Pricing model (Note 6).

The Company issued 3,000,000 Units of its securities, each Unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the acquisition of CHI (Note 4). Each director received 1,000,000 units for value of $50,000 each.

8.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets consist of computer and other equipment and are all located in Indonesia.

9.	Supplemental cash flow information

		Three months ended	Three months ended
Non-Cash Investing and	Note	30 September 2017	30 September 2016
Financing Activities		$	$

Acquisition of CHI	4	904,400	-
Convertible debt settlement	5	668,610	-
Commitment to issue shares	7	50,000	-
Reallocation of conversion rights reserve on settlement of convertible debt	5	92,966	-
Reallocation of share-based payment and other reserve on warrant exercise		26,200	-

10.	Subsequent Events

1.	On 16 October 2017, a total of 500,000 stock options were granted to an officer of the Company, with an exercise price of $0.15 and a term expiring on 17 October 2018.

2.

On 28 November 2017, a total of 6,000,000 "Units" were issued by the Company in accordance with a private placement at a price of $0.05 per Unit that raised a total of $300,000 working capital for the Company. Each one Unit consists of one common share and one warrant to purchase an additional common share at a fixed exercise price of $0.10 for a term of one year from issue. No brokers or finders fees were incurred.

---oOo---

Form 52-109FV2
Certification of interim filings

Venture Issuer Basic Certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended September 30, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings

Date: 29 November 2017

signed // “Robert V. Rudman”
Name:	Robert V. Rudman
Title:	Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting practices.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings

Venture Issuer Basic Certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended September 30, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings

Date: 29 November 2017

signed // “Richard L. McAdoo”
Name:	Richard L. McAdoo
Title:	Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.